Mail Stop 20549-3561

April 29, 2010

<u>via U.S. mail and facsimile</u>

J.D. Alexander, Principal Executive Officer
Alico, Inc.
P.O. Box 338
LaBelle, Florida 33975

RE: Alico, Inc.
Supplemental Correspondence submitted April 16, 2010 Re Form 10-K for
the Fiscal Year Ended September 30, 2009 and filed December 14, 2009
File No.: 0-00261

Dear Mr. Alexander:

We have reviewed your supplemental correspondence submitted April 16, 2010 and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some comments, we have asked you to provide us with additional information so we may better understand your disclosure. Please do so within the time frame set forth below. You should comply with the remaining comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us how you intend to comply, within the time frame set forth below. Please understand that after our review of all of your responses, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Definitive Schedule 14A filed January 20, 2010</u>

<u>Compensation Committee Report, page 15</u>

1. We note this part of your response, "[t]he Committee then reviews such goals and responds to each member of the management team with stated written

performance goals, typically accepting or modifying the goals provided by the executive officers themselves." The "stated written performance goals" would appear to be performance targets required to be disclosed under Item 402 of Regulation S-K, unless they are not required to be disclosed under Instruction 4 to Item 402(b). Please confirm that you will disclose these goals in future filings. Further, please provide draft disclosure as we previously requested.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Detailed responses greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

Please contact Susann Reilly at (202) 551-3236 or John Reynolds at (202) 551-3790 with questions.

Sincerely,

John Reynolds
Assistant Director
Office of Beverages, Apparel and
Health Care Services

cc: J.D. Alexander, Principal Executive Officer
 Facsimile: (863) 675-5100